SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2006

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold's Subsidiary, Smile.Media, Acquires a 75% Interest in GPG, a Popular Israeli Advertising Network dated April 27, 2006.



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                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold's Subsidiary, Smile.Media, Acquires a 75% Interest in GPG, a Popular Israeli Advertising Network

Thursday April 27, 1:12 am ET

PETACH TIKVA, Israel, April 27 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq:
IGLD - News) today announced that its fully-owned subsidiary, Smile.Media Ltd. (formerly GoldMind Ltd.) has acquired a 75% interest in the "GPG Network," an interactive advertising media network. Under the terms of the agreement, it has also secured an option to acquire an additional 12.5% interest in the GPG Network.

The GPG Network currently includes 8 portals specializing in humor, astrology, movies, song lyrics, games etc., which generate approximately 60 million page views (in total) per month. GPG Network promotes these websites and maintains exclusive rights to sell their advertising properties, providing advertisers a broad portfolio of highly desirable targeted advertising opportunities. GPG Network does not participate in the ownership or management of the websites themselves.

"This transaction is one more in a chain of activities that we are pursuing to extend our leadership position in Israel's Internet media industry," said Doron Turgeman, Deputy CEO of Internet Gold and COO of Smile.Media. "We continue to see strong growth in Israeli e-Advertising budgets, a phenomenon we expect to continue for years to come. Through this acquisition, we are immediately expanding Smile.Media's market share, and giving it a broader portfolio of targeted advertising opportunities. This is an advantage that will grow in importance in the future, as we believe that interactive media advertising will account for a significantly share of the total advertising market."

About Internet Gold

Internet Gold is a group of communications companies that provide Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel under the brand name "smile". The broad range and popularity of these services have established Internet Gold as one of Israel's leading Internet Communications groups.

The Internet Gold Group includes four subsidiaries. MSN-Israel, its 50.1% owned joint-venture with Microsoft Corp. (49.9% owned), provides Microsoft-branded Search, Instant Messaging, Hotmail and a variety of portal services. Internet Gold International, a fully-owned subsidiary, provides international Internet and communication services. GoldMind, a fully-owned subsidiary, provides value-added services to Internet subscribers. GoldTrade, the Group's fully-owned e-Commerce subsidiary, operates e-Commerce sites.

For additional information about Internet Gold, please visit its Website at http://www.igld.com.


    For further information, please contact:
     Marybeth Csaby
     KCSA Worldwide
     +1-212-896-1236

    In Israel:
     Meirav Be'eri
     Investor Relations
     +972 3 516-7620

     Ms. Idit Azulay, Internet Gold
     +972 3 939-9848
     idita@co.zahav.net.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  April 27, 2006